January 14, 2020

Ling Cheng
Chief Financial Officer
Dongfang City Holding Group Co. Ltd.
52 East Broadway, 5FL, Suite 501
New York, New York 10002

       Re: Dongfang City Holding Group Co. Ltd.
           Registration Statement on Form 10-12G
           Filed November 18, 2019
           File No. 000-56120

Dear Ms. Cheng:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction
cc:    Arila Zhou